Venerable Insurance and Annuity Company
and the following variable annuity supported by its Separate Account B:

Preferred Advantage VariAble Annuity

Prospectus and Notice Supplement Dated January 16, 2026

This supplement updates the most recent Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.
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NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND SUBSTITUTIONS

Pursuant to the terms of your variable annuity Contract and consistent with the terms and conditions of the U.S. Securities and Exchange Commission’s (“SEC”) statement on insurance product fund substitutions, Venerable Insurance and Annuity Company (the “Company”) and its above-referenced Separate Account (the “Separate Account”) intends to replace, effective on or about the close of business on March 20, 2026 ( “Substitution Date”), the following “Existing Funds” with the corresponding “Replacement Funds”:
Existing Funds	Replacement Funds
Voya Global Bond Portfolio – Class ADV	Voya U.S. Bond Index Portfolio – Class ADV[2]
Voya Inflation Protected Bond Plus Portfolio[1] – Class ADV
VY Baron Growth Portfolio[1] – Class ADV	Voya Russell Mid Cap Index Portfolio – Class ADV
Voya Balanced Income Portfolio – Class ADV	Voya Retirement Moderate Portfolio – Class ADV
Voya International High Dividend Low Volatility Portfolio – Class ADV	Voya International Index Portfolio – Class ADV
VY Columbia Small Cap Value II Portfolio – Class ADV	Voya Index Plus SmallCap Portfolio – Class S2
VY JPMorgan Small Cap Core Equity – Class ADV
Voya Global Insights Portfolio[3] – Class ADV	Voya Global High Dividend Low Volatility Portfolio – Class ADV[4]
VY Morgan Stanley Global Franchise Portfolio – Class ADV
VY Columbia Contrarian Core Portfolio – Class ADV	Voya Index Plus LargeCap Portfolio – Class ADV[2]
VY American Century Small-Mid Cap Value Portfolio – Class ADV	Voya Index Plus MidCap Portfolio – Class S2
VY JPMorgan Mid Cap Value Portfolio – Class ADV
VY T. Rowe Price Diversified Mid Cap Growth Portfolio – Class ADV
1 On or about July 17, 2026, this Existing Fund, which is currently an insurance dedicated fund, is expected to convert to a retail fund, available directly to the public and no longer available through your Contract. The name of this Existing Fund is expected to be changed at the same time, as well as the name of each share class.
2 These Replacement Funds will be added to and available through your Contract on the Substitution Date. Information about each of these Replacement Funds is included below.
3 On or about July 17, 2026, this Existing Fund, which is currently an insurance dedicated fund, is expected to convert to a retail fund, available directly to the public and no longer available through your Contract. The name of this Existing Fund is expected to be changed at the same time, as well as the name of each share class.
4 This Replacement Fund, which is currently closed to new premiums and transfers of Accumulation Value, will be opened and available for new premiums and transfers of Accumulation Value beginning on the Substitution Date. Information about this Replacement Fund can be found in at the end of Appendix A of the current Notice for your Contract.

These fund substitutions will only affect you if you currently invest in or plan to invest in a Subaccount that corresponds to an Existing Fund.

The following lists important information regarding the fund substitutions:

Voluntary Transfers before the Substitution Date. Prior to the Substitution Date and for thirty days thereafter you may transfer amounts allocated to the Subaccount that invests in an Existing Fund to any other available Subaccount or to any available fixed interest option free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers);

On the Substitution Date. On the Substitution Date, your investment in the Subaccount that invests in an Existing Fund will automatically become an investment in the Subaccount that invests in the corresponding Replacement Fund with an equal total net asset value;

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No Fees, Charges, or Taxes. You will not incur any fees or charges or any tax liability because of the substitutions, and your Contract Value immediately before the substitutions will equal your Contract Value immediately after the substitutions;

Fund Fees and Expenses. The overall fees and expenses of each Replacement Fund are equal to or less than those of the corresponding Exiting Fund. Each Replacement Fund’s fees and expenses, investment objective, and information about its investment adviser/subadviser are more fully described in the Replacement Fund’s summary prospectus;

Replacement Funds’ Summary Prospectuses. The Prospectuses for each Replacement Fund are available online at https://docs.venerable.com by selecting your Contract and then the applicable Replacement Fund from the drop-down menus. Read the Replacement Funds’ prospectuses carefully before deciding what to do with amounts allocated to Subaccounts that invest in the Existing Funds that correspond to the Replacement Funds. If you have not received or have access to a Replacement Fund’s summary prospectus or need to request another, please contact Customer Service at 1-800-366-0066 or send an email request to smb-usa-mailbox@venerable.com;

Allocations after the Substitution Date. Unless you provide us with alternative allocation instructions, after the Substitution Date all allocations directed to the Subaccount that invests in an Existing Fund will be automatically allocated to the Subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling (800) 366-0066; and

Existing Funds no longer Available. After the Substitution Date, the Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future Contract Prospectus or Notice.

The following table includes information about the Replacement Funds to be added as available investment options through your Contract on the Substitution Date.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.05%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%[1]

1 Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%[1]
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.86%[1]

Important Information about the Voya Global Perspectives Portfolio

On November 13, 2025, the Board of Trustees of the Voya Global Perspective Portfolio voted to liquidate and terminate the Portfolio. The liquidation is expected to take place on or about May 15, 2026 (the “Liquidation Date”). On and after February 23, 2026, the Portfolio will be closed to new investors.

Voluntary Transfers Before the Liquidation Date. Any time prior to the Liquidation Date you may transfer amounts allocated to the Subaccount that invests in the Portfolio to any other available Subaccount. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066. See the section of your contract prospectus that deals with transfers among investment options for information about making Subaccount transfers, including applicable restrictions and limits on transfers.

Automatic Reallocation Upon Liquidation. On the Liquidation Date and after our receipt of the proceeds from the liquidation of each Portfolio, amounts allocated to a Subaccount that invested in a Portfolio will be automatically reallocated to the Subaccount that invests in Class S2 shares of the Voya Government Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Information about the investment objective, the investment adviser and subadviser, fees and performance of the Voya Government Assets Portfolio can be found in the current Notice for your Contract. More detailed information can be found in the current prospectus and Statement of Additional Information for this Portfolio.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:
Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.